SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: December 14, 2009	Commission File Number: 001-34100
PETROFLOW ENERGY LTD.
(Translation of registrant’s name into English)
Suite 970, 717 — 7th Avenue S.W.
Calgary, Alberta, Canada T2P 0Z3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2009

PETROFLOW ENERGY LTD. (Registrant)
By:	/s/ Sanford Andrew
	Name:	Sanford Andrew
	Title:	President & COO

Exhibit Index

Exhibit No.	Exhibit Description

99.1	News Release dated December 14, 2009 - PETROFLOW ENERGY LTD. ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER

99.2	Material Change Report dated December 14, 2009